FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 033-97038

BRASCAN CORPORATION (Translation of registrant's name into English)

BCE Place Suite 300 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

The Form 6-K of Brascan Corporation dated August 4, 2005 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description
99.2	Press Release, Dated August 4, 2005, Regarding Brascan Files Final Prospectus for Brascan Adjustable Rate Trust 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASCAN CORPORATION

Date: August 4, 2005	By:	/s/ Brian Lawson
Name: Brian D. Lawson Title: Executive Vice President & CFO